UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
 PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
 SECURITIES EXCHANGE ACT OF 1934

Short form of Press Release

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
 (Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
Panama City, Republic of Panama
 (Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

April 27, 2011

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By:	/s/ Pedro Toll

Name: Pedro Toll
Title: General Manager

BLADEX REPORTS FIRST QUARTER NET INCOME OF $16.3 MILLION; $0.44 PER
SHARE, COMPARED TO $10.1 MILLION; $0.28 PER SHARE IN THE FIRST QUARTER 2010

PANAMA CITY, April 27, 2011 – Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”) announced today its results for the first quarter ended March 31, 2011.

Quarterly Business Highlights

•
First quarter 2011 Net Income (*) amounted to $16.3 million, an increase of $6.2 million, or 61%, compared to first quarter 2010, and an increase of $0.8 million, or 5%, compared to the fourth quarter 2010, mainly as a result of Commercial Portfolio growth and good results from the Investment Fund.

•
The Commercial Portfolio grew $1.5 billion, or 47%, year-on-year, and $313 million, or 7%, versus the previous quarter to reach $4.8 billion. First quarter 2011 credit disbursements amounted to $2.3 billion, compared to $1.3 billion in the same period 2010, and $2.2 billion in the fourth quarter 2010.

•
The Commercial Division’s Net Income in the first quarter 2011 totaled $13.6 million, compared to $14.3 million in the first quarter 2010, and compared to $14.9 million in the fourth quarter 2010, as provisions for credit losses grew associated with increased balances in the Commercial Portfolio. The Division’s net operating revenues reached $22.5 million in the first quarter 2011, an increase of 29% over the same period 2010.

(*) Net income or loss attributable to Bladex (“Net Income”, or “Net Loss”).

•
The Treasury Division reported a first quarter 2011 Net Loss of $0.9 million, compared to a Net Loss of $2.8 million in the first quarter 2010, and compared to Net Income of $2.2 million in the fourth quarter 2010, mainly attributable to gains (losses) in the securities portfolio.

•
Funding costs continued to improve as the weighted average funding cost in the first quarter 2011 was 1.09%, a decrease of 34 bps, or 24%, compared to the first quarter 2010, and a decrease of 8 bps, or 7%, compared to the fourth quarter 2010.

•
The Asset Management Unit recorded Net Income in the first quarter 2011 of $3.6 million, compared to a Net Loss of $1.4 million in the same period 2010 and a Net Loss of $1.6 million in the fourth quarter 2010. The increases of $5.0 million and $5.2 million, respectively, were mainly attributable to net gains in the first quarter 2011 from trading activities in the Bladex Capital Growth Fund (BCGF, the Investment Fund).

•
The non-accrual portfolio amounted to $29.0 million, a decrease of 43% compared to $51.3 million as of March 31, 2010, and remained at the same level as of December 31, 2010.  The ratio of the allowance for credit losses to the Commercial Portfolio stood at 1.9% as of March 31, 2011, compared to 3.0% as of March 31, 2010, and 2.1% as of December 31, 2010, while the ratio of non-accruing loans to the loan portfolio stood at 0.7%, 1.8%, and 0.7%, respectively, as of these dates, reflecting continued improvement of the portfolio risk profile.

•
The Bank’s first quarter 2011 efficiency ratio improved to 40% in first quarter 2011, compared to 62% in the first quarter 2010, and 44% in the fourth quarter 2010, as revenue growth outpaced expense growth.

•
The Bank’s capitalization remained strong.  As of March 31, 2011, the Bank’s Tier 1 capital ratio stood at 19.3% compared to 24.6% as of March 31, 2010 and 20.5% as of December 31, 2010.  The Bank’s equity consists entirely of issued and fully paid ordinary common stock.

CEO's Comments

Mr. Jaime Rivera, Bladex’s Chief Executive Officer, stated the following regarding the Bank’s results: "Our financial results for the first quarter were a reflection of the favorable dynamics driving our market and our ability to capture its steady growth.

Over the course of the last three months, 2011 GDP growth projections for countries such as the US, Japan, and India, have been lowered. In marked contrast, in the case of Latin America, the IMF now expects growth in 2011 to reach 4.7%, a significant increase over the 4.3% figure published in January. We are thus operating in a market that continues to expand steadily, in spite of some level of concern with regards to inflation and uncertainties in other regions of the world. Along with our growing client reach, this explains our healthy 7% commercial portfolio growth for the quarter, laying the foundation for increasing revenue levels for the remainder of the year.

Just about every financial indicator moved in the right direction during the quarter. Our cost of funds and efficiency improved, deposit balances reached record levels, portfolio quality strengthened, the Asset Management Division returned to profitability, and ROE levels — while still below our target — approached double digit levels. The $16.3 million profit figure for the quarter contributed to the Bank´s strong Tier 1 capitalization, which stands at 19.3%, even as our portfolio has expanded by 47% in the last year.

While we are not alone in the market and competition remains strong, our franchise continues to strengthen as our unique expertise in trade finance and our knowledge of Latin America become increasingly important competitive advantages. We still need to bring our new offices in Lima and Bogota fully on-stream, but expect to do so during the next few months, thus providing us with additional origination capabilities during the second half of the year.

All in all, the results for the first quarter followed from the steady execution of the plans we have set for the Bank: an increasing client base, additional deployment of capital, diversification of revenues, efficient funding, credit discipline and excellence in execution - all as a means of fueling increasing profitability and value.” Mr. Rivera concluded.

CONSOLIDATED RESULTS OF OPERATIONS
KEY FINANCIAL FIGURES AND RATIOS
The following table illustrates the consolidated results of operations of the Bank for the periods indicated below:

(US$ million, except percentages and per share amounts)	1Q11	4Q10	1Q10
Net Interest Income	$21.4	$21.0	$16.3
Net Operating Income (Loss) by Business Segment:
Commercial Division	$13.9	$14.3	$10.6
Treasury Division	$(0.9)	$2.2	$(2.8)
Asset Management Unit	$3.8	$(1.8)	$(1.7)
Net Operating Income	$16.8	$14.7	$6.1
Net income	$16.5	$15.3	$9.8
Net income (loss) attributable to the redeemable noncontrolling interest	$0.2	$(0.2)	$(0.3)
Net Income attributable to Bladex	$16.3	$15.5	$10.1

Net Income per Share (1)	$0.44	$0.42	$0.28
Book Value per common share (period end)	$19.25	$18.99	$18.59
Return on Average Equity (“ROE”)	9.4%	8.9%	6.1%
Operating Return on Average Equity ("Operating ROE") (2)	9.7%	8.4%	3.7%
Return on Average Assets (“ROA”)	1.3%	1.3%	1.1%
Net Interest Margin	1.72%	1.70%	1.71%
Efficiency Ratio (3)	40%	44%	62%

Tier 1 Capital (4)	$709	$701	$684
Total Capital (5)	$755	$744	$718
Risk-Weighted Assets	$3,681	$3,417	$2,779
Tier 1 Capital Ratio (4)	19.3%	20.5%	24.6%
Total Capital Ratio (5)	20.5%	21.8%	25.8%
Stockholders’ Equity	$709	$697	$681
Stockholders’ Equity to Total Assets	13.4%	13.7%	17.2%
Other Comprehensive Income Account ("OCI")	$(4)	$(6)	$(6)

Leverage (times) (6)	7.5	7.3	5.8
Liquid Assets / Total Assets (7)	6.1%	8.2%	8.3%
Liquid Assets / Total Deposits	16.9%	23.1%	24.2%

Non-Accruing Loans to Total Loans, net	0.7%	0.7%	1.8%
Allowance for Credit Losses to Commercial Portfolio	1.9%	2.1%	3.0%

Total Assets	$5,301	$5,100	$3,962

RECENT EVENTS

▪
 Annual Shareholders’ Meeting:  At the Annual Shareholders’ Meeting held April 20, 2011, in Panama City, Panama, Mr. Manuel Sánchez González was elected as Director representing the Class “A” shareholders, Mr. Esteban Alejandro Acerbo was re-elected as Director representing the Class “A” shareholders, and Mr. Mario Covo was re-elected as Director representing the Class “E” shareholders.  In addition, the shareholders approved the Bank’s audited financial statements for the fiscal year ended December 31, 2010, the appointment of Deloitte as the Bank’s registered independent public accounting firm for the fiscal year ending December 31, 2011, and the advisory votes on executive compensation to be held on a yearly basis.

After the Annual Shareholders’ Meeting, Mr. Will C. Wood submitted his resignation as Director representing Class “E” shareholders.  The Bank’s Board of Directors, based on the authority granted by the Articles of Incorporation, appointed Mr. Guillermo Güémez as a Director representing Class "E" shareholders to fill the vacancy created by Mr. Wood´s resignation, for the remainder of Mr. Wood´s term, which is due to expire in April, 2012.

▪
Quarterly dividend payment:  During the Board of Director’s meeting held April 19, 2011, the Bank’s Board approved a quarterly common dividend of $0.20 per share corresponding to the first quarter 2011. The dividend will be paid May 9, 2011, to stockholders registered as of May 2, 2011.

▪	Ratings affirmed: On April 14, 2011, Standard & Poor’s affirmed the Bank’s credit rating at BBB/A-2; with a “Stable” Outlook.

On February 28, 2011, Moody’s Investor Service affirmed the Bank’s credit rating at Baa2/P-2; with a “Stable” Outlook.

▪	New Representative Offices: The Bank commenced operations on March 1, 2011, in the representative office located in Lima, Peru, upon receipt of the required regulatory authorizations.

On January 20, 2011, the Bank received authorization from the Superintendency of Banks of Panama to open a representative office in Bogota, Colombia. Approval from Colombian Regulatory Authorities was received on April 19, 2011.

▪
Closing of Three-Year Syndicated Loan in Asia:  On January 18, 2011, the Bank successfully closed a $130 million three-year cross-border syndicated loan arranged by Mizuho Corporate Bank, Ltd. and Taiwan Cooperative Bank.  This financing represents the third syndication involving Asian markets, after the successful closing of two previous Bladex deals in August and November 2009, which further diversifies the Bank’s funding sources, and expands Bladex’s network of Asian correspondent banks.

Note: Various numbers and percentages set forth in this press release have been rounded and, accordingly, may not total exactly.

Footnotes:

(1)	Net Income per Share calculations are based on the average number of shares outstanding during each period.

(2)	Operating ROE: Annualized net operating income divided by average stockholders’ equity.

(3)	Efficiency ratio refers to consolidated operating expenses as a percentage of net operating revenues.

(4)
Tier 1 Capital is calculated according to Basel I capital adequacy guidelines, and is equivalent to stockholders’ equity excluding the OCI effect of the available for sale portfolio.  Tier 1 Capital ratio is calculated as a percentage of risk weighted assets.  Risk-weighted assets are, in turn, also calculated based on Basel I capital adequacy guidelines.

(5)	Total Capital refers to Tier 1 Capital plus Tier 2 Capital, based on Basel I capital adequacy guidelines. Total Capital ratio refers to Total Capital as a percentage of risk weighted assets.

(6)	Leverage corresponds to assets divided by stockholders’ equity.

(7)	Liquidity ratio refers to liquid assets as a percentage of total assets. Liquid assets consist of investment-grade ‘A’ securities, and cash and due from banks, excluding pledged regulatory deposits.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments.  The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995.  The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the Treasury Division and Asset Management Unit, the improvement in the financial and performance strength of the Bank and the progress the Bank is making.  These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations.  Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

About Bladex
Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to support trade finance in the Region.  Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks, along with institutional and retail investors.  Through March 31, 2011, Bladex had disbursed accumulated credits of approximately $172 billion.

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly results on Thursday, April 28, 2011 at 10:00 a.m. New York City time (Eastern Time).  For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224.  Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin.  There will also be a live audio webcast of the conference at http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available through June 28, 2011.  Please dial (877) 919-4059 or (334) 323-7226, and follow the instructions.  The conference ID# for the replayed call is 93235257.  For more information, please access http://www.bladex.com or contact:

Mr. Christopher Schech
Chief Financial Officer
Bladex
Calle 50 y Aquilino de la Guardia
Panama City, Panama
Tel: (507) 210-8630
E-mail address: cschech@bladex.com

Investor Relations Firm:
i-advize Corporate Communications, Inc.
Mrs. Melanie Carpenter / Mr. Peter Majeski
82 Wall Street, Suite 805, New York, NY 10005
Tel: (212) 406-3694
E-mail address:  bladex@i-advize.com